Dykema Gossett PLLC 1301 K Street NW Suite 1100W Washington, DC 20005 www.dykema.com Tel: (202) 906-8600 Fax: (202) 906-8669
Robert B. Murphy Direct Dial: (202) 906-8721 Direct Fax: (855) 221-0919 Email: RMurphy@dykema.com

March 20, 2018

VIA EDGAR SUBMISSION

Ms. Dorrie Yale
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C.  20549

Re:	Life Partners Position Holder Trust: Amendment No. 2 to
Registration Statement on Form 10 (File No. 000-55783)

Life Partners IRA Holder Partnership, LLC: Amendment No. 2 to
Registration Statement on Form 10 (File No. 000-55784)

Dear Ms. Yale:

On behalf of Life Partners Position Holder Trust and Life Partners IRA Holder Partnership, LLC (the “Registrants”), this letter responds to comments from the staff of the Division of Corporation Finance, with respect to the above-referenced filings, as set out in a letter dated January 16, 2018.

Response Dated December 29, 2017 regarding Amendment No. 2 to Form 10-12G
Item 13.  Financial Statements and Supplementary Data, page 28

1.  We have reviewed your response to prior comment 3 and continue to believe the financial statements for Life Partners IRA Holder Partnership LLC, the registrant, are required. As previously requested, please amend your registration statement to include these financial statements.  In addition, explain to us in adequate detail your basis, citing relevant guidance, for providing joint annual and quarterly reports in future periods.  We note that combined periodic reporting is only permitted in certain circumstances.

Response:  As approved by the Bankruptcy Court for the Northern District of Texas in the Revised Third Amended Joint Plan of Reorganization, Life Partners IRA Holder Partnership, LLC became the holder of approximately 68% of the outstanding interests in Life Partners Position Holder Trust, effective December 9, 2016.  In this regard, we believe that the Registrants are so closely aligned and their operations so entwined that the financial statements of each are best understood when read together; including the respective financial statements in separate filings with the Commission would only make that task more difficult for the readers.

Ms. Dorrie Yale
U.S. Securities and Exchange Commission
March 20, 2018

As such and using paragraphs 1370.1 and .2 of the Division of Corporation Finance’s Financial Reporting Manual as guidance, the Registrants propose to include the following in combined Forms 10-K and Forms 10-Q, as applicable, in addition to the other non-financial disclosures required by the forms:

•	Separate financial statements and audit reports, with materiality considerations addressed for each entity;

•	Separately reviewed interim financial statements;

•	Separate reports on disclosure controls and procedures and internal control over financial reporting; and

•	Separate CEO/CFO Certifications executed by the Trustee.

Further, with respect to other disclosure items required by the forms, any material differences between the entities will be discussed separately.

Should the staff not agree with the foregoing, the Registrants respectfully request a meeting with the staff at its earliest convenience to discuss these matters.  In the meantime, please feel free to contact the undersigned at 202-906-8721 or rmurphy@dykema.com.

Sincerely,

DYKEMA GOSSETT PLLC

Robert B. Murphy

C:          Eduardo S. Espinosa, Esq., Trustee